

Mail Stop 3561

August 22, 2008

Mr. Ricardo Figueiredo Bomeny
Chief Executive Officer
Brazil Fast Food Corp.
Rua Voluntarios da Patria 89, 9o andar
Botafogo, CEP 22.270-010, Rio de Janeiro, Brazil

> **Re: Brazil Fast Food Corp.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-23278**

Dear Mr. Bomeny::

We have reviewed your response letter dated August 15, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>1. Internal Control over Financial Reporting</u>

We note your statement that your chief executive officer has concluded that he is "sure" that your control levels do not jeopardize the financial reports materially. However, your certifying officer does not specifically state that he has reached a conclusion that your internal controls over financial reporting are effective or ineffective. In performing your assessment of effectiveness, we refer you to the guidance on page 38 of the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at:http://sec.gov/rules/interp/2007/33-8810.pdf. Please amend your filing to revise your assessment so that it clearly states your certifying officer's conclusion regarding the effectiveness of your internal controls over financial reporting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett, Staff Accountant, at (202) 551-3381 or me at (202) 551-3211 if you have questions regarding these comments.

Sincerely,

David R. Humphrey
Branch Chief